



SEC 05040903 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/24

SEC FILE NUMBER
8-29639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Team, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Cummings Park, Suite 6050
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Ewing — 781-935-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Ercolini & Company LLP
(Name – *if individual, state last, first, middle name*)

55 Summer Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Ewing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Team, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public   Commission expires January 7, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SECURITIES TEAM, INC.

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2004

AMERICAN SECURITIES TEAM, INC.

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2004

CONTENTS



ERCOLINI & COMPANY LLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
American Securities Team, Inc.
Woburn, Massachusetts

We have audited the accompanying balance sheet of American Securities Team, Inc. (a wholly-owned subsidiary of APT Financial Services, Inc.) as of December 31, 2004, and the related statements of income and comprehensive loss, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Team, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ercolini & Company LLP

January 7, 2005

AMERICAN SECURITIES TEAM, INC.

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 14,289
Receivables – affiliates	4,810
Prepaid insurance	1,132
Investments, at cost	10,050
Investment, at fair value	50,450
Deferred income taxes	6,023
Advances receivable – affiliates	297,200
Total assets	$ 383,954

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 8,137
Total liabilities	8,137
Stockholder's Equity:	
Common stock, no par value, 200,000 shares authorized, 12,000 shares issued and outstanding	401,723
Accumulated deficit	(5,829)
Accumulated other comprehensive loss	(20,077)
Total stockholder's equity	375,817
Total liabilities and stockholder's equity	$ 383,954

See notes to financial statements.

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF INCOME AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2004

Revenues:	
Investor service fees	$ 77,967
Income from investments	48
	78,015
Expenses:	
Salaries and related expense	38,017
Professional fees	4,902
Office expense	2,755
Regulatory fees	2,250
Consulting fees	23,200
Excise-tax	456
	71,580
Income before income tax expense:	6,435
Income tax expense:	
Federal	1,034
State	199
	1,233
Net income	5,202
Other comprehensive loss, net of tax:	
Unrealized holding loss arising during period	(20,077)
Comprehensive loss	($ 14,875)

See notes to financial statements.

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock		Accumulated Other Comprehensive	Accumulated	Total Stockholder's
	Shares	Amount	Loss	Deficit	Equity
Balance, January 1, 2004	1,000	$ 390,723	-	($ 11,031)	$ 379,692
Issuance of common stock	11,000	11,000	-	-	11,000
Net income for year	-	-	-	5,202	5,202
Net unrealized loss on investment, net of deferred tax benefit of $6,023	-	-	(20,077)	-	(20,077)
Balance, December 31, 2004	12,000	$ 401,723	(20,077)	($ 5,829)	$ 375,817

See notes to financial statements.

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 5,202
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in receivables - affiliates	2,809
Increase in accrued expenses	1,343
Increase in prepaid expenses	(132)
Net cash provided by operating activities	9,222
Cash flows from investing activities:	
Purchase of investments	(21,000)
Net cash used in investing activities	(21,000)
Cash flows from financing activities:	
Proceeds from issuance of common stock	11,000
Net cash provided by financing activities	11,000
Net decrease in cash and cash equivalents	(778)
Cash and cash equivalents, beginning of year	15,067
Cash and cash equivalents, end of year	$ 14,289
Schedule of noncash investing and financing activities:	
Unrealized loss on available for sale securities	$ 26,100

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

American Securities Team, Inc. (the "Company"), which was organized as a Massachusetts corporation on December 19, 1996, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC rule 15c3-1. The Company is licensed in Massachusetts, New York and Florida.

The Company also provides investor services to the limited partners of various residential rental entities located primarily in Massachusetts. These entities are affiliated with the Company. Investor service fees represent the Company's principal business activity for the year ended December 31, 2004.

The Company is a wholly-owned subsidiary of APT Financial Services, Inc. (the "Parent Company"). The Company is included in consolidated financial statements issued by the Parent Company and it files consolidated income tax returns with the Parent Company.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments:

The Company classifies its marketable equity securities as available for sale and as a result are stated at fair value. Realized gains and losses on dispositions of available for sale securities are recognized in income based on the cost of the securities sold using the specific identification method. Unrealized gains and losses, net of tax, on marketable equity securities available for sale are reported as a separate component of stockholder's equity until realized. Realized losses on permanently impaired investments are recognized in income once their decline in value is determined to be other than temporary.

The Company has other investments for which no ready market exists. These investments are reflected at cost in the financial statements, as fair value is not determinable.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Summary of significant accounting policies - continued:

Income taxes:

The Company files consolidated income tax returns with its Parent Company. The Company computes its federal and state taxes utilizing the tax rates available to the Company as if it were a separate taxpayer and it remits these taxes to the Parent Company. Any additional tax expense or benefit resulting from the impact of consolidation is borne by the Parent Company. The state net worth tax is computed on the Company's allocable net worth and is paid directly to the state.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A deferred tax liability is recognized for temporary differences which will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences which will result in deductible amounts in future years and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are provided for temporary differences which arise primarily from differences in the valuation of investments for financial reporting and tax purposes as a result of unrealized gains and losses on available for sale securities.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that it deems uncollectible based upon such factors as payment history and the results of collection efforts.

Investor service fees:

Annual investor service fees received from the affiliates are recognized when earned. These fees include amounts for services in providing reports to the investor limited partners of the affiliates and a program management fee for one of the affiliates. In accordance with the respective partnership agreements, fees for providing reports to the investor limited partners are generally based upon annual amounts ranging from $2,500 to $6,000 per partnership. The program management fee is based upon an annualized amount of one-half of one percent of the outstanding balance of the affiliate's debt and contributed capital.

2. CASH AND CASH EQUIVALENTS:

The Company maintains certain operating cash balances in a Massachusetts financial institution. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004, the Company's cash balances were fully insured.

3. INVESTMENTS, AT FAIR VALUE:

In April 2000, the Company invested $3,300 in a private placement corporation, NASDAQ Stock Market, Inc., whose stock is traded "over the counter" (OTC). This amount represents 300 warrants purchased at $11.00 per warrant each of which entitles the Company to purchase four restricted shares of common stock of NASDAQ Stock Market, Inc.

In December 2000, the Company invested an additional $42,800 in NASDAQ Stock Market, Inc. Of this amount, $26,000 represents 2,000 restricted shares of common stock, and $16,800 represents 1,200 warrants ($14 per warrant) each of which entitles the Company to purchase four restricted shares of common stock of NASDAQ Stock Market, Inc.

Each of the aforementioned warrants can be exercised to purchase four restricted shares of common stock at anytime during each of four one-year exercise periods at varying exercise prices. Accordingly, the Company may purchase up to a total of 6,000 restricted shares of common stock upon exercise of these warrants. Warrants not exercised in any one-year period will expire and no longer be available to purchase restricted shares of common stock.

On June 4, 2003, prior to the expiration of the first warrant exercise period, the Company exercised its rights to purchase 1,500 restricted shares of common stock at the exercise price of $13 per share for an aggregate purchase price of $19,500.

On June 24, 2004, prior to the expiration of the second warrant exercise period, the Company exercised its rights to purchase 1,500 restricted shares of common stock at the exercise price of $14 per share for an aggregate purchase price of $21,000.

At December 31, 2004, the Company's investments in NASDAQ Stock Market, Inc. are summarized as follows:

	Cost	Unrealized (Loss)	Fair Value
5,000 restricted shares of common stock	$ 76,550	($ 26,100)	$ 50,450

The restriction on these shares is for sale on the open market by contractual requirements of the private placement. However, this restriction can be removed at any time at the request of the Company. Accordingly, valuation pursuant to SFAS No. 115 is applicable.

The Company considered the above impairment to be temporary because it believes the investment's carrying amount will be recoverable within a reasonable time period as described in EITF 03-1. The common stock investment reflects cyclical changes in the economy that are expected to recover based on the recovery of the US economy.

The unrealized loss is excluded from earnings and reported as a separate component of stockholder's equity, net of deferred tax benefits, until realized. The net unrealized loss is computed as follows:

Unrealized Loss	Deferred Tax Benefit	Net Unrealized Loss
$ 26,100	$ 6,023	$ 20,077

4. INVESTMENTS, AT COST:

As discussed in note 3, the Company purchased 1,500 warrants to purchase 6,000 shares of NASDAQ Stock Market, Inc. The cost of the remaining warrants not exercised is $10,050. No ready market exists for this investment and it is reflected at cost in the financial statements, as fair value is not determinable. Management has determined that there is no impairment on this investment because there has been no identifiable event or changes in circumstances that may have had a negative impact on the investment's fair value.

The remaining warrant exercise periods, shares that may be purchased, and exercise prices are as follows:

Exercise Period	Number of Shares	Exercise Price
June 28, 2004 - June 27, 2005	1,500	$ 15
June 28, 2005 - June 27, 2006	1,500	$ 16

5. TRANSACTIONS WITH AFFILIATES:

The Company earned investor service fees from affiliated limited partnership entities aggregating $77,967 during 2004. Of these fees, $4,810 is receivable from these entities and is included in receivables - affiliates in the accompanying balance sheet.

In 1999, the Company advanced $376,015, to an affiliate, of which $297,200 is receivable at year end. These advances are noninterest bearing with no specified terms of repayment.

Personnel working for the Company are employees of the Company, paid by a common paymaster, therefore, the Company reimburses the Parent Company for the actual salaries and related benefits of these employees. Such costs expensed during the year totaled $38,017.

The Company paid a consulting fee of $23,200 to a related entity for various advisory services in 2004.

6. INCOME TAXES:

The amount of income tax benefit differs from that computed using the statutory federal tax rate of 34% because of the application of the graduated federal tax rate of 15% on the first $50,000 of taxable income and state income taxes net of federal tax benefit.

The deferred tax benefit is included as a reduction of the unrealized loss from investments which is a component of stockholder's equity and not included in earnings. The deferred tax benefit will be realized upon the realization of the loss on investments. Management does not believe a valuation allowance is necessary at this time. The deferred tax benefit is comprised of $2,480 for state taxes and $3,543 for federal taxes.

7. CAPITAL STOCK TRANSACTIONS:

During 2004, the Company issued 11,000 shares of its no par value common stock for $11,000 to APT Financial Services, Inc.

8. STOCKHOLDER'S EQUITY:

As a broker/dealer, the Company is subject to the "Net Capital Rule" (rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2004, the Company's net capital was $56,602 and the required capital was $5,000. The Company's net capital ratio was 0.15 to 1 at December 31, 2004.

ADDITIONAL INFORMATION



ERCOLINI & COMPANY LLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT ON

ADDITIONAL INFORMATION REQUIRED BY RULE

17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
American Securities Team, Inc.
Woburn, Massachusetts

We have audited the accompanying financial statements of American Securities Team, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon, dated January 7, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5(d)(3) and (4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ercolini & Company LLP

January 7, 2005

FIFTY-FIVE SUMMER STREET ○ BOSTON, MA 02110-1007 • TELEPHONE 617.482.5511 • FAX 617.426.5252

AMERICAN SECURITIES TEAM, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity from balance sheet	$ 375,817
Deductions and/or charges:	
Total nonallowable assets from balance sheet	
Due from affiliates	(302,010)
Investments in not readily marketable securities	(10,050)
Prepaid insurance	(1,132)
Deferred income tax benefits	(6,023)
Net capital	$ 56,602

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 51,602
Excess net capital at 1,000%	$ 55,788

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from balance sheet	$ 8,137
Ratio of aggregate indebtedness to net capital	0.15

There are no material differences between the above computation and the Company's corresponding unaudited filing, as amended.

See notes to financial statements.

STATEMENT RE EXEMPTION FROM RESERVE REQUIREMENTS

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it is exempt from Rule 15c3-3.

The Company does not have possession of securities in the normal course of business and will promptly deliver all securities which might come into its possession. The Company does not hold securities or funds for any customer or owe funds or securities to any customer.

STATEMENT RE SIPC ASSESSMENT

The Company is a member of the Securities Investor Protection Corporation and has paid $150 in assessments for the year ended December 31, 2004.



ERCOLINI & COMPANY LLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
American Securities Team, Inc.
Woburn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Securities Team, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by American Securities Team, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See notes to financial statements.

FIFTY-FIVE SUMMER STREET ◦ BOSTON, MA 02110-1007 • TELEPHONE 617.482.5511 • FAX 617.426.5252

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ercolini & Company LLP

January 7, 2005